Exhibit 2.1

STRICTLY CONFIDENTIAL

April 13, 2020

Carey Watermark Investors 2 Incorporated

50 Rockefeller Plaza

New York, NY 10020

Attn:	Chairman of the Board of Directors;

General Counsel

Re:	Temporary Modification to Compensation

Reference is made to that certain Agreement, executed on October 22, 2019 (the “Employment Agreement”), by and between Carey Watermark Investors 2 Incorporated (and any successor in interest thereto, the “Employer”) and Michael G. Medzigian (the “Executive”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Employment Agreement.

This letter agreement confirms the agreement between the Executive and the Employer regarding the compensation that the Executive shall receive from the Employer.

Pursuant to Section 10(a) of the Employment Agreement, the Executive and the Employer hereby agree that effective as of the Closing Date, notwithstanding anything to the contrary in the Employment Agreement (including without limitation Section 2(b) thereof), the pro rata portion of the Annual Base Salary payable to the Executive by the Employer for the period from April 15, 2020, through July 15, 2020, shall be reduced by fifty percent (50%), which amount is $96,875.00.

Except as expressly set forth in this letter agreement, (i) the Employment Agreement shall remain in full force and effect, and (ii) this letter agreement shall not be deemed and does not constitute a modification or waiver of any provision of the Employment Agreement or operate as a modification or waiver of any right, power, or remedy under the Employment Agreement. In the event of any conflict between this letter agreement (or any portion hereof) and the Employment Agreement, the terms of this letter agreement shall prevail.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Illinois without reference to principles of conflict of laws. This letter agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

From and after the date of this letter agreement, all references to the Employment Agreement (whether in the Employment Agreement or otherwise) shall mean the Employment Agreement as supplemented by this letter agreement.

This letter agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute the same instrument. Delivery of an executed signature page by electronic transmission (including via .PDF or .TIF format) shall be effective as actual delivery thereof, and execution of a signature page by electronic signature shall be effective as manual, original ink execution thereof; and the parties hereto shall be permitted to rely upon any signature page so delivered or so executed to the same extent and effect as if delivered via non-electronic transmission or as if executed via manual, original ink signatures, respectively.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

MICHAEL G. MEDZIGIAN
/s/ Michael G. Medzigian

ACKNOWLEDGED AND AGREED:

CAREY WATERMARK Investors 2 Incorporated
(and any successor in interest)

By:	/s/ Robert E. Parsons, Jr.
	Name:	Robert E. Parsons, Jr.
	Title:	Chairman of Special Committee of the Board of Directors

Copies to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attn:	Kathleen L. Werner

Howard Adler

Vedder Price P.C.

222 North LaSalle Street, Suite 2400

Chicago, Illinois 60601

Attn:	Michael A. Nemeroff

Philip L. Mowery